UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. [___])*

360 Finance, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

88557W101**

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**CUSIP Number 88557W101 applies to the American Depository Shares (“ADSs”) of 360 Finance, Inc. (the “Issuer”). Each ADS represents two Class A Ordinary Shares. No CUSIP number has been assigned to the Class A Ordinary Shares.

SCHEDULE 13G

CUSIP No. 8857W101	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TT International
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,813,710
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,813,710
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,813,710
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.4% of the Class A Ordinary Shares[1] (or 7.2% of the total Ordinary Shares[2] assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

12		TYPE OF REPORTING PERSON (See Instructions) FI

1 Based on 247,832,121 Class A Ordinary Shares outstanding as disclosed by the Issuer in Prospectus filed with the Securities and Exchange Commission on June 28, 2019.

2 Based on 287,652,707 outstanding Ordinary Shares as a single class, being the sum of 247,832,121 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares, as disclosed by the Issuer in its Prospectus filed with the Securities and Exchange Commission on June 28, 2019.

Item 1.

(a)	Name of Issuer.

360 Finance, Inc.

(b)	Address of Issuer’s Principal Executive Offices.

China Diamond Exchange Center, Building B, No. 555 Pudian Road, No. 1701 Century Avenue, Shanghai 200122, People’s Republic of China.

Item	2.
(a)	Name of Person Filing.

This Statement on Schedule 13G is being filed by TT International with respect to the Class A Ordinary Shares held by various investment vehicles for which TT International serves as investment manager (the “Investment Vehicles”). The Investment Vehicles managed by TT International hold together 20,813,710 Class A Ordinary Shares, which represent 8.4% of issued and outstanding Class A Ordinary Shares, or 7.2% assuming the conversion of all Class B Ordinary Shares into Class A Ordinary Shares. None of the Investment Vehicles holds more than 5% of the issued and outstanding Class A Ordinary Shares.

(b)	Address of Principal Business Office or, if none, Residence.

The address of the business office of the Reporting Person is 62 Threadneedle Street, London EC2R 8HP, United Kingdom.

(c)	Citizenship.

United Kingdom

(d)	Title of Class of Securities.

Class A Ordinary Shares

(e)	CUSIP Number.

88557W101

Item 3. If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.
(b)	☐ Bank as defined in section 3(a)(6) of the Act.
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐ An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j)	☒ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).
(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: investment adviser registered with the United Kingdom Financial Conduct Authority.

Item 4. Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The Reporting Person is filing this Statement on Schedule 13G with respect to the Class A Ordinary Shares held directly by the Investment Vehicles. No such person is known to have such an interest relating to more than 5% of the class of subject securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Member of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment advisers registered with the United Kingdom Financial Conduct Authority is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2020

TT International

By:	/s/ Peter M. Fox
	Name:	Peter M. Fox
	Title:	Chief Compliance Officer